EXHIBIT 4.112
CLASS B PREFERENCE SHARE SUBSCRIPTION
AGREEMENT
between
DRDGOLD LIMITED
and
KHUMO GOLD SPV (PROPRIETARY) LIMITED

5 RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO
THE SUBSCRIPTION SHARES.....................................................
13
6     BREACH ................................................................................
13

11   BENEFIT OF THE AGREEMENT ..........................................
16
12   NOTICES AND DOMICILIA
....................................................
17
13   GENERAL ..............................................................................
18
14   APPLICABLE LAW AND JURISDICTION ...........................
19
15   COSTS ....................................................................................
19
16   SIGNATURE ..........................................................................
20
ANNEXES
ANNEXE "A" RIGHTS, PRIVILEGES AND RESTRICTIONS OF THE CLASS B
CUMULATIVE PARTICIPATING COMPULSORILY REDEEMABLE PREFERENCE SHARES

WHEREBY THE PARTIES AGREE AS FOLLOWS -
1  INTERPRETATION
1.1 In this Agreement -
1.1.1 clause headings are for convenience only and are not to be used in its interpretation;
1.1.2 an expression which denotes -
1.1.2.1 any gender includes the other genders;
1.1.2.2
a natural person includes a juristic person and vice versa; and
1.1.2.3
the singular includes the plural and vice versa.
1.2 In this Agreement, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings -
1.2.1 "Act" means the Companies Act, 1973;
1.2.2
"AFSA" means the Arbitration Foundation of Southern Africa;
1.2.3
"Agreement" means this Class B Preference Share Subscription
Agreement;
1.2.4
"Blyvoor" means Blyvooruitzicht Gold Mining Company Limited, registration number 1937/009743/06, a limited liability public company duly incorporated in the Republic of South Africa;
1.2.5         "Blyvoor Class B Pref Share" means a Class B cumulative participating preference share in the share capital of Blyvoor with a par value of R1.00 (one rand);

1.2.6   "Blyvoor Class B Pref Subscription Agreement" means the Class B Preference
Share Subscription Agreement entered into or to be entered into between the
Company and Blyvoor contemporaneously with the entering into of this Agreement, and in terms of which the Khumo Gold will subscribe for the Blyvoor Class B Pref
Share at a subscription price of R1,279,500.00 (one million two hundred and seventy nine thousand five hundred rand);
1.2.7
"Blyvoor Class C Pref S hare" means a Class C cu mula tiv e
participating preference share in the share capital of Blyvoor with a par value of
R1,00 (one rand);
1.2.8
"Blyvoor Class C Pref Subscription Agreement" means the Class C
Preference Share Subscription Agreement entered into or to be entered into between the Trust and Blyvoor contemporaneously with the entering into of this
Agreement, and in terms of which the Trust will subscribe for the Blyvoor Class C
Pref Share at a subscription price of R1,535,400.00 (one million five hundred and thirty five thousand four hundred rand);
1.2.9
"Class B Pref Shares" means a Class B cumulative participating compulsorily redeemable preference shares in the share capital of the Company with a par value of R1.00 (one rand) each, and having the rights, privileges and restrictions contained in annexe "A";
1.2.10
"Closing Date" means the 1
st
(first) business day after the date upon which the
last of the Suspensive Conditions has been fulfilled or waived, as the case may be;
1.2.11
"Company" means Khumo Gold SPV (Proprietary) Limited, registration number
2005/029595/07, a limited liability private company duly incorporated in the
Republic of South Africa;
1.2.12
"Crown" means Crown Gold Recoveries (Proprietary) Limited, registration number 1988/0055115/07, a limited liability private company duly incorporated in the Republic of South Africa;

1.2.13
"Crown Class B Pref Share" means a Class B cumulative participating preference share in the share capital of Crown with a par value of R1.00 (one rand);
1.2.14
"Crown Class B Pref Subscription Agreement" means the Class B
Preference Share Subscription Agreement entered into or to be entered into between the Company and Crown contemporaneously with the entering into of this Agreement, and in terms of which the Company will subscribe for the
Crown Class B Pref Share at a subscription price of R909,500.00 (nine hundred and nine thousand five hundred rand);
1.2.15
"Crown Class C Pref Share" means a Class C cumulative participating preference share in the share capital of Crown with a par value of R1.00 (one rand);
1.2.16
"Crown Class C Pref Subscription Agreement" means the Class C
Preference Share Subscription Agreement entered into or to be entered into between the Trust and Crown contemporaneously with the entering into of this
Agreement, and in terms of which the Trust will subscribe for the Crown
Class C Pref Share at a subscription price of R1,091,400.00 (one million ninety one thousand four hundred rand);
1.2.17
"DRDGOLD" means DRDGOLD Limited, registration number
1895/000926106, a limited liability public company duly incorporated in the
Republic of South Africa;
1.2.18
"DRDSA" means DRDGOLD South African Operations (Proprietary) Limited,
registration number 2005/033662/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.2.19
"ERPM" means East Rand Proprietary Mines Limited, registration number
1893/000773106, a limited liability public company duly incorporated in the
Republic of South Africa;

1.2.20
"ERPM Class B Pref Share" means a Class B cumulative participating preference share in the share capital of ERPM with a par value of R1,00 (one rand);
1.2.21
"ERPM Class B Pref Subscription Agreement" means the Class B Preference
Share Subscription Agreement entered into or to be entered into between the
Company and ERPM contemporaneously with the entering into of this
Agreement, and in terms of which the Company will subscribe for the ERPM
Class B Pref Share at a subscription price of R5,360,000.00 (five million three hundred and sixty thousand rand);
1.2.22
"ERPM Class C Pref Share" means a Class C cumulative participating preference share in the share capital of ERPM with a par value of R1.00 (one rand);
1.2.23
"ERPM Class C Pref Subscription Agreement" means the Class C Preference
Share Subscription Agreement entered into or to be entered into between the
Trust and ERPM contemporaneously with the entering into of this Agreement, and in terms of which the Trust will subscribe for the ERPM Class B Pref Share at a subscription price of R6,432,000.00 (six million four hundred and thirty two thousand rand);
1.2.24
"Nominated Attorneys" means Cliffe Dekker Incorporated, registration number
1998/018173/21, a firm of attorneys incorporated as a private company in the
Republic of South Africa in accordance with section 53(b) of the Act;
1.2.25
"Option Exercise Agreement" means the Option Exercise Agreement entered into or to be entered into between the Company, the Trust and DRDGOLD contemporaneously with the entering into of this Agreement, and in terms of which —
1.2.25.1   the Company will acquire from DRDGOLD 50,000,000 (fifty million) ordinary shares in the capital of DRDSA for an aggregate purchase consideration of

R4,300,000.00 (four million three hundred thousand rand); and
1.2.25.2   the Trust will acquire from DRDGOLD 60,000,000 (sixty million) ordinary shares in the capital of DRDSA for an aggregate purchase consideration of
R5,070,000.00 (five million seventy thousand rand);
1.2.26
"Parties" means the parties to this Agreement;
1.2.27
"Signature Date" means the date of signature of this Agreement by the Party last signing;
1.2.28
"Subscription Price" means the amount of 811,849,000.00 (eleven million eight hundred and forty nine thousand rand);
1.2.29
"Subscription Shares" means 11,849 (eleven thousand eight hundred and forty nine) Class B Pref Shares;
1.2.30
"Suspensive Conditions" means the suspensive conditions contained in clause
3.1;
1.2.31
"Transaction Documents" means —
1.2.31.1   this Agreement;
1.2.31.2   the Trust Loan Agreement;
1.2.31.3   the Blyvoor Class B Pref Subscription Agreement;
1.2.31.4   the Blyvoor Class C Pref Subscription Agreement;
1.2.31.5   the Crown Class B Pref Subscription Agreement;
1.2.31.6   the Crown Class C Pref Subscription Agreement;
1.2.31.7   the ERPM Class B Pref Subscription Agreement;
1.2.31.8   the ERPM Class C Pref Subscription Agreement;

1.2.31.9    the Option Exercise Agreement; and
1.2.31.10  any other agreements or documents included as Transaction Documents and designated as such by agreement in writing between the Parties;
1.2.32
"Trust" means the DRDSA Empowerment Trust, an inter vivos trust established by oral agreement between the Company, Masecheaba Palesa
Moletsane Ncholo and Mervin Percival Thulo Mogotsi on 07 September 2006; and
1.2.33
"Trust Loan Agreement" means the Loan Agreement entered into or to be entered into between DRDGOLD and the Trust contemporaneously with the entering into of this Agreement, and in terms of which DRDGOLD will lend and advance to the Trust an amount of R14,128,800.00 (fourteen million one hundred and twenty eight thousand eight hundred rand).
1.3 Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 1 or elsewhere in this Agreement, shall be given effect to as if it were a substantive provision in the body of the
Agreement.
1.4 Words and expressions defined in any clause will, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.
1.5 Subject to the provisions of clauses 1.6 and 1.11, defined terms appearing in this
Agreement in title case will be given their meaning as defined, while the same terms appearing in lower case will be interpreted in accordance with their plain
English meaning.
1.6 A reference to any statutory enactment will be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.

1.7
Reference to "days" will be construed as calendar days unless qualified by the word "business", in which instance a "business day" will be any day other than a
Saturday, Sunday or public holiday as gazetted by the government of the
Republic of South Africa from time to time. Any reference to "business hours"
shall be construed as being the hours between 08h30 and 17h00 on any business day. Any reference to time shall be based upon Central African Time.
1.8      Unless specifically otherwise provided, any number of days prescribed will be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.
1.9
Where figures are referred to in numerals and in words, and there is any conflict between the two, the words will prevail, unless the context indicates a contrary intention.
1.10    No provision herein will be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.
1.11
In this Agreement the words "clause" or "clauses" refer to clauses of this
Agreement.
2  RECORDALS
2.1
DRDGOLD has agreed to subscribe for the Subscription Shares, on condition that the Company applies the proceeds of the said subscription to —
2.1.1
pay the purchase consideration payable by it pursuant to the exercise of the option to acquire from DRDGOLD 50,000,000 (fifty million) ordinary shares in the capital of DRDSA for an aggregate purchase consideration of R4,300,000.00 (four million three hundred thousand rand);

2.1.2 subscribe for the Blyvoor Class B Pref Share at a subscription price of
R1,279,500.00 (one million two hundred and seventy nine thousand five hundred rand);
2.1.3 subscribe for the Crown Class B Pref Share at a subscription price of
R909,500.00 (nine hundred and nine thousand five hundred rand); and
2.1.4 subscribe for the ERPM Class B Pref Share at a subscription price of
R5,360,000.00 (five million three hundred and sixty thousand rand).
2.2 The Company has agreed to allot and issue to DRDGOLD, the
Subscription Shares upon the terms and conditions contained in this
Agreement.
2.3 The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.
3  SUSPENSIVE CONDITIONS
3.1 This Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to
16 which will become effective immediately, shall be subject to the suspensive conditions that, by no later than 30 November 2006
3.1.1 each of the Transaction Documents has been entered into and has become unconditional in accordance with its terms, save in respect of any condition requiring that this Agreement becomes unconditional;
3.1.2 all such resolutions have been passed by the shareholders and directors of the
Company and, where required, registered by the Registrar of Companies, as may be necessary in order to approve and implemen the provisions of this Agreement.
3.2 The Suspensive Conditions have been inserted for the benefit of both Parties and may therefore only be waived by agreement in writing between the Parties.

3.3 Each of the Parties will use commercially reasonable endeavours and the Parties will co-operate in good faith to procure the fulfilment of the Suspensive Conditions as soon as reasonably possible after the Signature Date.
3.4 Unless all the Suspensive Conditions have been fulfilled or waived by not later than the date specified for fulfilment thereof set out above (or such later date or dates as may be agreed in writing between the Parties) the provisions of this
Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to 16 which will become effective immediately, will never become of any force or effect and the status quo ante will be restored as near as may be and neither of the Parties will have any claim against the other in terms hereof or arising from the failure of the
Suspensive Conditions, save for any claims arising from a breach of the provisions of clause 3.3.
4
SUBSCRIPTION, ALLOTMENT AND ISSUE
4.1 DRDGOLD hereby, but with effect from the Closing Date, subscribes for the
Subscription bhares at the Subscription Price.
4.2 DRDGOLD shall pay the Subscription Price on the Closing Date in cash by electronically transfer to the Nominated Attorneys, which shall receive it on behalf of the Company and will be instructed to apply it, immediately upon clearance of the funds, as follows —
4.2.1 R4,300,000.00 (four million three hundred thousand rand) to pay to DRDGOLD in settlement of the purchase consideration payable by the Company to DRDGOLD pursuant to the exercise by the Company of the option to acquire from DRDGOLD
50,000,000 (fifty million) ordinary shares in the capital of DRDSA;
4.2.2 R1,279,500.00 (one million two hundred and seventy nine thousand five hundred rand) to pay to Blyvoor in settlement of the subscription price payable by the Company to Blyvoor for the subscription by the Company for the

Blyvoor Class B Pref Share;
4.2.3
8909,500.00 (nine hundred and nine thousand five hundred rand) to pay to
Crown in settlement of the subscription price payable by the Company to Crown for the subscription by the Company for the Crown Class B Pref Share; and
4.2.4
85,360,000.00 (five million three hundred and sixty thousand rand) to pay to
ERPM in settlement of the subscription price payable by the Company to ERPM for the subscription by the Company for the ERPM Class B Pref Share.
4.3
On the Closing Date, against compliance by the Company with the obligation to pay the
Subscription Price, the Company shall allot and issue the Subscription Shares and shall deliver the share certificate
in respect thereof to DRDGOLD.
4.4
The creation duty payable on the creation of the Class B Pref Share shall be borne and paid by DRDGOLD.
5
RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE
SUBSCRIPTION SHARES
The Subscription Shares shall have the rights, privileges and restrictions set out in annexe "A".
6  BREACH
6.1
If, before the completion of the allotment and issue of the Subscription
Shares, either Party commits a breach of its obligations under this Agreement, and if the breach in question is not remedied before the expiry of a period of 48
(forty eight) hours after the aggrieved Party has given notice to the other Party to remedy same, the aggrieved party shall be entitled to cancel this Agreement on written notice to the other Party.
6.2
The Parties agree that after the subscription by DRDGOLD for, and the allotment and issue by the Company of, the Subscription Shares in terms of this Agreement, the cancellation of this Agreement in the event of a breach would be an inappropriate and insufficient remedy and that irreparable damage would occur if the provisions of this
Agreement were not complied with. It is accordingly agreed that, in the event of a breach, the aggrieved Party shall be entitled (without prejudice to any other rights which it may have in law save for the right to cancel the Agreement) to an order for specific performance and to recover any damages which it may have suffered.
6.3
This Agreement and the other Transaction Documents form part of one indivisible transaction. Should either this Agreement or any of the other
Transaction Documents be terminated for any reason whatsoever, all the
Transaction Documents shall terminate simultaneously.
7  GENERAL WARRANTIES
Each of the Parties hereby warrants to and in favour of the other that –
7.1
it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement; and
7.2
this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms.
8  CO-OPERATION
The Parties undertake at all times to co-operate with each other in good faith in order to carry out this Agreement and to implement all transactions and steps contemplated herein. The Parties further undertake not to take any action or to omit taking any action which will result in delaying or impeding the implementation of this Agreement.
9  PUBLICITY
9.1   Subject to the provisions of clause 9.3, each Party undertakes to keep confidential and not to disclose to any third party, save as may be required in law (including by the rules of any recognised securities exchange) or permitted in terms of this Agreement, the nature, content or existence of this Agreement and any and all information given by a Party to the other
Party pursuant to this Agreement.
9.2   No announcements of any nature whatsoever shall be made by or on behalf of a Party relating to this Agreement without the prior consent of the other Party, save for any announcement or other statement required to be made in terms of the provisions of any law (or the rules of any recognised securities exchange) in which event the Party obliged to make such statement shall first consult with the other Party in order to enable them in good faith to attempt to agree the content of such announcement, which (unless agreed)
must go no further than is required in terms of such law or rules. This shall not apply to a Party wishing to respond to the other Party which has made an announcement of some nature in breach of this clause 9.
9.3
The provisions of this clause 9 shall not apply to any disclosure made by a Party to its professional advisors or consultants, provided that they have agreed to the same confidentiality undertakings, or to any judicial or arbitral tribunal or officer, in connection with any matter relating to this Agreement or arising out of it.
10  DISPUTE RESOLUTION
10.1
In the event of there being any dispute or difference between the Parties arising out of this Agreement, or in connection with it, or regarding its interpretation, validity, execution, implementation, termination or cancellation, the said dispute or difference shall on written demand by either Party be submitted to arbitration in Johannesburg in accordance with the AFSA rules for commercial arbitration.
10.2    Should AFSA, as an institution, not be operating at that time or not be accepting requests for arbitration for any reason, then the arbitration shall be conducted in accordance
with the AFSA rules for commercial arbitration but administered by the attorneys of the Parties, before an arbitrator appointed by agreement between the Parties or failing agreement within 10 (ten) business days of the demand for arbitration, then either Party shall be entitled to forthwith call upon the chairperson of the Johannesburg Bar Council to nominate the arbitrator, provided that the person so nominated shall be an advocate of not less than 10
(ten) years standing as such. The person so nominated shall be accepted by and appointed as the arbitrator by the Parties. In the event of the attorneys of the Parties failing to agree on any matter relating to the administration of the arbitration, such matter shall be referred to and decided by the arbitrator whose decision shall be final and binding on the Parties.
10.3 Either Party may appeal the decision of the arbitrator or arbitrators in terms of the AFSA rules for commercial arbitration.
10.4     Nothing herein contained shall be deemed to prevent or prohibit a Party from applying to the appropriate court for urgent relief or for judgment in relation to a liquidated claim.
10.5    Any arbitration in terms of this clause 10 shall be conducted in camera and the
Parties shall treat as confidential and not disclose to any third party details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration, without the written consent of the other Party.

10.6    The provisions of this clause 10 will continue to be binding on the Parties notwithstanding any termination or cancellation of the Agreement.
10.7 The Parties agree that the written demand by a Party in terms of clause
10.1    that the dispute or difference be submitted to arbitration, is to be deemed to be a legal process for the purpose of interrupting extinctive prescription in terms of the
Prescription Act, 1969.
11  BENEFIT OF THE AGREEMENT
This Agreement will be also for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or either of them.
12  NOTICES AND DOMICILIA
12.1    The Parties choose as their respective domicilia citandi et executandi for the purpose of legal proceedings and for the purposes of giving or sending any notice provided for or necessary in terms of this Agreement, the following addresses and telefax numbers for each of them –
Name
Physical Address
Telefax
Khumo Gold SPV The Birches Riverwoods Office +27 (0)11 457 6901
& The Trust Park Johnson Road
                                             Bedfordview

Marked for the attention of; Dr Paseka Ncholo

Name
Physical Address
Telefax
DRDGOLD 4 Ebsco House +27 (0)11 482 4641
299 Pendoring Ave
Blackheath
Marked for the attention of: N Pretorius
provided that a Party may change its domicilium to any other physical address or telefax number within the Republic of South Africa by written notice to the other

Party to that effect. Such change of address will be effective 5 (five) business days after receipt of the notice of the change of domicilium.
12.2 All notices to be given in terms of this Agreement will be in writing and will -
12.2.1 be delivered by hand or sent by telefax;
12.2.2 if delivered by hand during business hours, be presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be presumed to have been received on the following business day; and
12.2.3 if sent by telefax during business hours, be presumed to have been received on the date of successful transmission of the telefax. Any telefax sent after business hours or on a day which is not a business day will be presumed to have been received on the following business day.
12.3 Notwithstanding the above, any notice given in writing, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with this clause.
12.4    The Parties record that whilst they may correspond via email during the currency of this Agreement for operational reasons, no formal notice required in terms of this Agreement, nor any amendment of or variation to this Agreement may be given or concluded via email.
13  GENERAL
13.1 This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement will be binding on either of the Parties.
13.2    No variation, addition, deletion, or agreed cancellation will be of any force or effect unless in writing and signed by or on behalf of the Parties. Failure or delay on the part of either Party in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
13.3    All provisions and the various clauses and sub-clauses of this Agreement are, notwithstanding the manner in which they have been grouped together or linked grammatically, severable from each other. Any provision, clause or sub-clause of this
Agreement which is or becomes unenforceable in any jurisdiction, whether due to voidness, invalidity, illegality, unlawfulness or for any other reason whatever, shall, in such jurisdiction only and only to the extent that it is so unenforceable, be treated as pro non scripto and the remaining provisions, clauses and sub-clauses of this
Agreement shall remain of full force and effect.
13.4     Neither this Agreement nor any part, share or interest therein nor any rights or obligations hereunder may be ceded, assigned, or otherwise transferred without the prior written consent of the other Party.
13.5     This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same agreement as at the date of signature of the Party last signing one of the counterparts.

14  APPLICABLE LAW AND JURISDICTION
14.1 This Agreement will in all respects be governed by and construed under the laws of the
Republic of South Africa.
14.2    Subject to the provisions of clause 10, the Parties hereby consent and submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court
of the Republic of South Africa in any dispute arising from or in connection with this
Agreement. The Parties agree that any costs awarded will be recoverable in accordance with the High Court tariff, determined on an attorney-and-own-client scale.
15  COSTS
It is recorded that the fees and disbursements of the Nominated Attorneys of and incidental to the negotiation, drafting, preparation and implementation of this
Agreement will be borne and paid by DRDSA. All further legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this
Agreement will be paid by the Party incurring such costs
16  SIGNATURE
Signed on behalf of the Parties as set out below, each signatory hereto warranting that he or she has due authority to do so

SIGNED at JOHANNESBURG on 24 October 2006
For and on behalf of
DRDGOLD LIMITED

Signature: /s/ JWC Sayers
Chief Financial Officer

SIGNED at BEDFORDVIEW on the 24 October 2006
For and on behalf of
KHUMO GOLD SPV (PROPRIETARY) LIMITED

Signature; /s/ MPM Ncholo
Director

TERMS AND CONDITIONS OF THE CLASS B CUMULATIVE
PARTICIPATING COMPULSORILY REDEEMABLE PREFERENCE SHARE
1
In this annexe "A", unless the context otherwise indicates, the following terms shall have the meanings assigned to them hereunder, and words and expressions defined in any clause shall bear the meaning assigned to such word or expression throughout this annexe "AC -
1.1.1
"Act" means the Companies Act, 1973;
1.1.2
"Blyvoor" means Blyvooruitzicht Gold Mining Company Limited, registration number 1937/009743/06, a limited liability public company duly incorporated in the Republic of South Africa;
1 . 1 . 3  " B ly v o o r C la s s B P ref S h ar e " mea n s a C l as s B
c u mu l a tiv e
  participating preference share in the share capital of Blyvoor with a par value of R1.00 (one rand);
1.1.4   "Class A Pref Shares" means the existing Class A cumulative participating compulsorily redeemable preference shares in the share capital of the
Company with a par value of R1.00 (one rand) each;
1.1.5
"Class B Pref Shares" means the Class B cumulative participating compulsorily redeemable preference shares in the share capital of the Company with a par value of R1.00 (one rand) each, and having the rights, privileges and restrictions contained in this annexe "A";
1.1.6   "Company" means Khumo Gold SPV (Proprietary) Limited, registration number
20051029595/07, a limited liability private company duly incorporated in the
Republic of South Africa;
1.1.7   "Crown" means Crown Gold Recoveries (Proprietary) Limited,

registration number 1988/0055115/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.1.8
"Crown Class B Pref Share" means a Class B cumulative participating preference share in the share capital of Crown with a par value of R1.00 (one rand);
1.1.9 "Crown / ERPM / Blyvoor Class B Pref Shares" means the Crown
Class B Pref Share, the ERPM Class B Pref Share and the Blyvoor Class
B Pref Share, to be issued to the Company on the Issue Date by each of Crown,
ERPM and Blyvoor, respectively;
1.1.10  "Crown / ERPM 1 Blyvoor Class B Pref Dividend" means every preference dividend received by the Company pursuant to the Crown / ERPM I Blyvoor Class B
Pref Shares;
1.1.11  "Dividend Date" means the last business day of each successive Dividend
Period on which date the Preference Dividend will be calculated and becomes due and payable;
1.1.12  "Dividend Period" means successive periods of 3 (three) months each, commencing on the 1
st
(first) day following the preceding Dividend Period and ending on the last business day of each of December, March, June and September in each year, provided that the 1
st
(first) Dividend Period will commence on the 1
st
(first)
day following the Issue Date, and provided further that the last Dividend Period will end on the Redemption Date;
1.1.13  "ERPM" means East Rand Proprietary Mines Limited, registration number
1893/000773/06, a limited liability public company duly incorporated in the
Republic of South Africa;
1.1.14  "ERPM Class B Pref Share" means a Class B cumulative participating preference share in the share capital of ERPM with a par value of R1.00 (one rand);
1.1.15  "Holders" means the holders of the Class B Pref Shares from time to time;
1.1.16  "Issue Date" means the actual date of issue of the Class B Pref
Shares;
1.1.17  "Ordinary Shares" means the ordinary shares in the share capital of the Company with a par value of R1.00 (one rand) each;
1.1.18  "Preference Dividend" means the preferential cash dividend payable to the Holder in accordance with the provisions of clauses 2.1 to 2.3;
1.1.19  "Prime Rate" means the prevailing interest rate (per cent, per annum, compounded monthly in arrears) from time to time published by The Standard Bank of South Africa Limited, as being its prime overdraft rate (as certified by any manager of that bank whose appointment and designation need not be proved);
1.1.20  "Redemption Amount" means the amount detailed in clause 2.5; and
1.1.21
"Redemption Date" means the 5
th
(fifth) anniversary of the 1
st
(first)
business day after the Issue Date, unless -
1.1.21.1 the Class B Pref Shares are redeemed at the option of the Company at any time after the 3
rd
(third) anniversary of the Issue Date; or
1.1.21.2    the date is extended by agreement between the Holders and the
Company; or
1.1.21.3    there is an earlier redemption in terms of the provisions of clause 2.9;
1.1.22 "STC" means secondary tax on companies leviable in terms of Part VII of the Income Tax Act, 1962;
1.1.23
"Subscription Price" means the par value of the Class B Pref Shares, being
R1.00 (one rand), plus a premium of R999.00 (nine hundred and ninety nine rand)
per Class B Pref Share, in the aggregate amounting to R1,000.00 (one thousand rand) per Class B Pref Share and an aggregate subscription price of
R11,849,000.00 (eleven million eight hundred and forty nine thousand rand) in respect of all the Subscription Shares;
1.1.24      "Subscription Shares" means 11,849 (eleven thousand eight hundred and forty nine) Class B Pref Shares.
2
The following rights, privileges and restrictions will attach to the Class B Pref
Shares —
2.1
The Class B Pref Shares shall confer on each Holder the right to call for and receive, after the payment of the preference dividend payable on the Class A Pref
Shares, but in priority to any dividend on any other class of shares for the time being issued by the Company, payment of the Preference Dividend, in proportion to the number of Class B Pref Shares held by each Holder at the end of each Dividend
Period.
2.2
The aggregate of the Preference Dividends that become due during each Dividend
Period, and which shall be declared and paid on the Dividend Date in proportion to the holdings of Class B Pref Shares by the Holders, shall be an amount equal to the lesser of —
2.2.1
the aggregate Crown / ERPM I Blyvoor Class B Pref Dividend that the
Company received during the relevant Dividend Period; and
2.2.2
an amount calculated for the duration of the relevant Dividend Period on the

Subscription Price of all outstanding and unredeemed Class B Pref Shares at a rate which is 200 (two hundred) basis points below the Prime Rate.
2.3
Preference Dividends shall become due and payable quarterly in arrears, on each Dividend Date to the Holders registered on the business day Immediately preceding each such Dividend Date
2.4 Should the amount referred to in clause 2.2.1 in respect of any
Dividend Period exceed the amount referred to in clause 2.2.2, the Company shall be entitled to declare 25% (twenty five percent) of the difference, after provision for STC, as a dividend on the Ordinary Shares, while the balance will be invested in an interest bearing attorneys trust account, where it shall remain and be applied toward the redemption of the Class B Pref Shares.
2.5 The Redemption Amount at which the Company shall redeem each Class B Pref
Share in terms of clause 2.7 shall be an amount equal to -
2.5.1 the Subscription Price per Class B Pref Share; plus
2.5.2 any arrear Preference Dividends which at the date of redemption are still unpaid in respect of each Class B Pref Share, on the basis that a Preference Dividend will be deemed to accrue on a day-to-day basis and to be in arrear and unpaid if at any earlier Dividend Date the Preference Dividend was neither declared nor paid or if declared, was not paid; plus
2.5.3 an amount in respect of each Class B Pref Share calculated in accordance with the provisions of clause 2.2, for the period from the last Dividend Date to the date of redemption; plus
2.5.4 interest on arrear Preference Dividends calculated daily at a rate that is 200
(two hundred) basis points above the Prime Rate, from the due date for payment of the Preference Dividend up to (but excluding) the date of redemption, compounded monthly in arrears.
2.6
The Company shall make provision for the premium payable on the redemption of the Class B Pref Shares from its share premium account as contemplated in section 76(3)(c) of the Act.
2.7
Subject to the further provisions of the Act and the provisions of clauses 2.8 to
2.10 inclusive, the Company shall redeem the Class B Pref Shares in full at the
Redemption Amount, on the Redemption Date against either -
2.7.1
the surrender to the Company of the certificates in respect of the Class
B Pref Shares; or
2.7.2
if such certificates are lost, receipt of a suitable written indemnity from the
Holder confirming that the certificates have not been alienated or pledged and have been lost or destroyed.
2.8
The Company shall have the election, at any time after the Issue Date but before the Redemption Date, to call on all or any of the Holders to, without penalty to the
Company, surrender the share certificates they were issued in respect of all or some of their Class B Pref Shares, against payment of a Redemption Amount which is consistent with the number of Class B Pref Shares each Holder is called upon to surrender, provided that the Company may not call for the surrender of Class B Pref
Shares in tranches of less than 1,000 (one thousand) Class B Pref Shares at a time.
2.9
Notwithstanding anything to the contrary herein contained, all the Class B Pref
Shares shall become immediately redeemable and shall be redeemed in full at the
Redemption Amount upon the occurrence of any one or more of the following contingent events after the Issue Date, subject to the Holder having given the
Company written notice that it requires redemption of such Class B Pref Shares -

2.9.1    if the Company should fail to declare any Preference Dividend on a
Dividend Date or, having declared any Preference Dividend, should have failed to pay such Preference Dividend on the Dividend Date; or
2.9.2 if the Company commits an act which is ultra vires the Company's objects as contained in its memorandum of association; or
2.9.3 if the Company should be placed into liquidation or under judicial management or wound-up, in any case whether provisionally or finally and whether voluntarily or compulsorily; or
2.9.4 if the Company commits an act of insolvency which, if it were a natural person , would be an act of insolvency in terms of section 8 of the
Insolvency Act, 1936; or
2.9.5 if the Company should give any notice or take any steps to convene a meeting of its shareholders to adopt a resolution placing it in liquidation or under judicial management, in either case whether provisionally or finally; or
2.9.6 if the Company should make or attempt to make or recommend any general offer of compromise with any or all of its creditors.
2.10 Save for the contingent events contained in clause 2.9, nothing in clauses 2.8 to
2.10 inclusive will oblige the Company to redeem the Class B Pref Shares in whole or in part, within a period of 3 (three) years and 1 (one) day from the Issue Date or will confer upon the Holders the option to require redemption of the Class B Pref Shares in whole or in part within that 3
(three) year and 1 (one) day period or a right of disposal which may be exercised within such period, all as contemplated in section 8E of the

Income Tax Act, 1962.
2.11    Notwithstanding anything to the contrary contained in this annexe "A", if, subsequent to the Issue Date any new law, rule, regulation, directive or practice is promulgated or instituted by any relevant fiscal, monetary or other authority which will have the effect -
2.11.1 of changing the basis upon which the payment or receipt of the Preference
Dividend or the Redemption Amount is treated for tax purposes; or
2.11.2 that the Holder is or becomes subject to any tax as a result of it holding the Class B Pref Shares;
(any of the above referred to as a "Change Event"),
then, in such event, the Holders shall be entitled, on written notice to the Company
("Change Notice") to an increase in the Preference Dividend so as to place the
Holder in the same after tax position that it was in immediately prior to the Change
Event occurring.
2.12 The Change Notice shall detail the Change Event concerned and the effect that such
Change Event has on the circumstances detailed in clause 2.11.
2.13     Within 30 (thirty) days of receipt of the Change Notice, the Company shall be entitled to redeem all of the Class B Pref Shares outstanding at that date ("Accelerated
Redemption Date"), failing which the basis of calculating the Preference
Dividend given the Change Event concerned as proposed by the Holder shall apply with effect from the date of the Change Notice.
2.14 If any Change Event has the effect of changing the circumstances in clause 2.11 with effect from a date prior to the date of the Change Notice ("First Retroactive Date"), then -
2.14.1
the Company shall pay an additional Preference Dividend ("Additional Dividend")

to the Holder -
2.14.1.1    if the Company has elected to redeem the Class B Pref Shares, on the Accelerated Redemption Date; or
2.14.1.2    if the Company elects to pay the increased Preference Dividend, then within 30 (thirty) days of the date of the Change Notice;
2.14.2 the Additional Dividend shall place the Holder in the same after tax position as if the Change Event occurred on the First Retroactive Date, provided that, the Additional Dividend shall not exceed an amount which would have resulted in the rate of the Preference Dividend exceeding the Prime Rate calculated from the
First Retroactive Date until -
2.14.2.1      the Accelerated Redemption Date, if the circumstances in clause
2.14.1.1 apply; or
2.14.2.2 the date of payment of the increased Preference Dividend, if the circumstances in clause 2.14.1.2 apply.
2.14.3 If, after the Redemption Date, any Change Event has the effect of changing the circumstances in clause 2.11 from a date occurring during the period from the
Issue Date until the Redemption Date ("Second Retroactive Date"), then the
Company shall pay an amount to the Holder within 30 (thirty) days of receipt of a
Change Notice which shall place the Holder in the same after tax position as if the Change Event had occurred on the Second Retroactive Date and applied until the
Redemption Date, provided that
2.14.3.1      the additional amount payable shall not exceed an amount which would have resulted in the rate of the Preference Dividend exceeding the Prime Rate calculated from the Second Retroactive Date until the Redemption Date; and

2.14.3.2
the Change Notice is served on the Company prior to the expiry of a period of 5 (five) years from 1 January of the year immediately following the Redemption Date.
2.15
The Holders shall be entitled to receive notice of, and to be present at, any general meeting of the Company, but shall not (in their capacities as Holders) be entitled to vote, either in person, by representation or by proxy, at any such meeting, unless any one or more of the following circumstances prevail at the date of the meeting
2.15.1
any Preference Dividend remains in arrear and unpaid for a period of 7 (seven) days after a Dividend Date; or
2.15.2
the Redemption Amount remains in arrear and unpaid for a period of 7 (seven) days after the due date for payment thereof; or
2.15.3
a resolution of the Company is proposed which directly affects the rights attached to the Class B Pref Shares or the interests of the Holders, including without limitation a resolution for the winding-up of the Company, for reduction of its capital or for the disposal or encumbrance of a greater part of its assets; or
2.15.4  any one of the events detailed in clause 2.9 has occurred.
2.16     On a winding-up of the Company or on any repayment of its capital, the Class
B Pref Share shall rank, in regard to all arrears of Preference Dividends (whether declared or not) and the Redemption Amount, calculated to the date of the winding-up or repayment, after the Class A Pref Shares but in priority to any other shares for the time being issued by the Company.
2.17
At every general meeting of the Company at which the Holders are entitled to vote in terms of clause 2A5 -
2.17.1  the provisions of the articles of association of the Company relating to general meetings of ordinary shareholders shall
apply, mutatis mutandis, to the Holders;
2.17.2  all resolutions put to the meeting shall be voted on by way of a poll;
2.17.3  and each Class B Pref Share shall carry 1 (one) vote.
2.17.4  The Company shall not be liable to the Holders for interest on any unclaimed
Preference Dividend or Redemption Amount. The Company shall retain all unclaimed monies until they are claimed, provided that any amount remaining unclaimed for a period of 3 (three) years shall be forfeited by the Holders to the
Company.